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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of December

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FUTUREMEDIA PLC,
                                          an English public limited company


                                          By:  /s/ Leonard Fertig
                                               ---------------------------------
                                               Leonard Fertig
                                               Chief Executive Officer

Date:  December 6, 2005

                                        2
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       STANDARD CHARTERED BANK APPOINTS FUTUREMEDIA PLC TO MANAGE FLEXIBLE
                                BENEFITS PACKAGE

BRIGHTON, England and LONDON, Dec. 6 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqSC: FMDAY), a leading European learning and managed benefits services provider, today announced that it has been awarded a contract by Standard Chartered Bank to provide a flexible benefits package of home computers and childcare vouchers to its employees. Standard Chartered Bank has more than 1,200 employees in the United Kingdom who are eligible for the new tax-friendly scheme.

Standard Chartered employees will benefit from Futuremedia's strong relationships with technology and child care voucher providers. Through the benefits program, employees will be able to save up to 40 percent on both childcare and home computers.

Ruth McGill, Head of Human Resources, Europe and the Americas, for Standard Chartered Bank, said, "We introduced these new benefits in response to feedback from our employees, who wanted a wider range of options under a tax-friendly plan. The program with Futuremedia is designed to give our staff access to competitively priced home computers and to help reduce the cost of childcare, which is a valuable addition to our current benefits package."

"I am delighted to announce this agreement with Standard Chartered Bank," said Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. "Standard Chartered joins a growing list of respected companies and institutions in the UK who have turned to Futuremedia to upgrade and expand their tax-friendly benefits offerings. We look forward to working with Standard Chartered in providing our flexible package of valued-added services to their employees."

About Standard Chartered:

Standard Chartered is one of the world's most international banks, employing over 40,000 people, representing 80 nationalities, across its network. Standard Chartered operates in over 1,200 locations (including subsidiaries, associates and joint ventures) in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

Standard Chartered plc is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 by market capitalisation in FTSE-100 companies.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and combines deep local knowledge with global capability. The Bank is trusted across its network for its standard of governance and corporate responsibility as well as its commitment to making a difference in the communities in which it operates.

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For more information, please visit http://www.standardchartered.com.

About Futuremedia:

Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
     -0-                             12/06/2005
     /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., for Futuremedia, +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com; or Julie Smith, Head of Corporate Affairs, UK, for Standard Chartered, +44 (0) 20 7280 6068, Julie.Smith@uk.standardchartered.com /
     /Web site:  http://www.futuremedia.co.uk /